UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2016 (Report No. 3)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

Attached are position statements received by Mr. Ronen Shilo, who holds 8,858,847 ordinary shares (or 11.6%) of Perion, and Mr. Robert Leitz, the CEO of iolite Partners, which claims to manage client accounts that hold 487,940 ordinary shares (or 0.06%) of Perion, relating to Perion's shareholder meeting scheduled to be held on September 26, 2016.   These individuals are solely responsible for the content of their respective position statements, some of which is misleading. The Board of Directors rejects the assertions in these position statements and stands by its own position statement set forth in Perion's Proxy Statement dated August 22, 2016, which is available at the website of the Securities and Exchange Commission at: https://www.sec.gov/Archives/edgar/data/1338940/000117891316006311/exhibit_1.htm.

Exhibit 1:	Shareholder Position Statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: August 31, 2016

Exhibit Index

Exhibit 1:	Shareholder Position Statements.